Mail Stop 4561

June 5, 2007

Mr. Adam Wasserman
Chief Financial Officer
Genesis Technology Group, Inc.
7900 Glades Road, Suite 420
Boca Raton, FL 33434

>   **Re: Genesis Technology Group, Inc.**
>   **Form 10-KSB for the fiscal year ended September 30, 2006**
>   **Form 10-QSB for the quarterly period ended December 31, 2006**
>   **File No. 333-86347**

Dear Mr. Wasserman:

We have reviewed your first response letter filed on May 2, 2007 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the fiscal year ended September 30, 2006

Financial Statements

Note 5 – Marketable Securities Received for Services Rendered

1. We note your response to prior comment 3. Please confirm that you will provide similar disclosure in future filings consistent with information provided within your previous response.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief